 sc13g

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Morgan Group Holding Co.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
61735R104
(CUSIP Number)
September 25, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	61735R104

1	NAMES OF REPORTING PERSONS:

Bernard Zimmerman & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

216,100

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

216,100

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

216,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	61735R104

1	NAMES OF REPORTING PERSONS:

Bernard Zimmerman* * Mr. Zimmerman, as the President and sole owner of Bernard Zimmerman & Company, Inc., is deemed a beneficial owner of the shares owned by Bernard Zimmerman & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

216,100

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

216,100

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

216,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Morgan Group Holding Co.

Item 1(b)	Address of Issuer's Principal Executive Offices.

Morgan Group Holding Co. 401 Theodore Fremd Avenue Rye, NY 10580

Item 2(a)	Name of Person Filing.

Bernard Zimmerman & Company, Inc.
Bernard Zimmerman*

* Mr. Zimmerman, as the President and sole owner of Bernard Zimmerman & Company, Inc., is deemed a beneficial owner of the shares owned by Bernard Zimmerman & Company, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

Bernard Zimmerman & Company, Inc. 18 High Meadow Rd. Weston, CT 06883 Bernard Zimmerman 18 High Meadow Rd. Weston, CT 06883

Item 2(c)	Citizenship.

Bernard Zimmerman & Company, Inc. is organized under Connecticut law. Bernard Zimmerman is a U.S. Citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number.

61735R104

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:

Bernard Zimmerman & Company, Inc. - 216,100
Bernard Zimmerman - 216,100*

* Mr. Zimmerman, as the President and sole owner of Bernard Zimmerman & Company, Inc., is deemed a beneficial owner of the shares owned by Bernard Zimmerman & Company, Inc.

(b)

Percent of Class:
Bernard Zimmerman & Company, Inc. - 6.4%
Bernard Zimmerman - 6.4%*

* Mr. Zimmerman, as the President and sole owner of Bernard Zimmerman & Company, Inc., is deemed a beneficial owner of the shares owned by Bernard Zimmerman & Company, Inc.

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Bernard Zimmerman & Company, Inc. - 216,100
Bernard Zimmerman - 216,100*

* Mr. Zimmerman, as the President and sole owner of Bernard Zimmerman & Company, Inc., is deemed a beneficial owner of the shares owned by Bernard Zimmerman & Company, Inc.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

Bernard Zimmerman & Company, Inc. - 216,100
Bernard Zimmerman - 216,100*

* Mr. Zimmerman, as the President and sole owner of Bernard Zimmerman & Company, Inc., is deemed a beneficial owner of the shares owned by Bernard Zimmerman & Company, Inc.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERNARD ZIMMERMAN & COMPANY, INC.
Date: October 6, 2017

By:	Bernard Zimmerman, President

	By:	/s/ Bernard Zimmerman

BERNARD ZIMMERMAN
Date: October 6, 2017

	By:	/s/ Bernard Zimmerman